PAGERDUTY, INC.
600 Townsend St. Suite 200
San Francisco, CA 94103

April 8, 2019
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Barbara Jacobs, Assistant Director
Stephen Krikorian, Accounting Branch Chief
Matthew Crispino, Staff Attorney
Ryan Rohn, Staff Accountant

RE:	PagerDuty, Inc. Registration Statement on Form S-1 File No. 333-230323
Ladies and Gentlemen:
PagerDuty, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Wednesday, April 10, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of David Segre and Jon Avina of Cooley LLP, counsel to the Registrant, to make such request on its behalf.
Once the Registration Statement has been declared effective, please orally confirm that event with David Segre of Cooley LLP, counsel to the Registrant, at (650) 843-5335, or in his absence, Jon Avina at (650) 843-5307.

[Signature Page Follows]

Very truly yours,

PAGERDUTY, INC.

By:	/s/ Stacey A. Giamalis
Name:	Stacey A. Giamalis
Title:	SVP, General Counsel, and Secretary

cc:	Jennifer Tejada, PagerDuty, Inc.
Howard Wilson, PagerDuty, Inc.
Sirena Roberts, PagerDuty, Inc.
David J. Segre, Cooley LLP
Jon C. Avina, Cooley LLP
Calise Y. Cheng, Cooley LLP
David R. Ambler, Cooley LLP
Christopher J. Austin, Orrick, Herrington & Sutcliffe LLP
William L. Hughes, Orrick, Herrington & Sutcliffe LLP

[Company Signature Page to Acceleration Request]